UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 11-K

 ____________

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-37884

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALVOLINE 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALVOLINE INC.
100 Valvoline Way
Lexington, Kentucky 40509

Valvoline 401(k) Plan
TABLE OF CONTENTS
December 31, 2018

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Valvoline Retirement Committee
and Participants of the Valvoline 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Valvoline 401(k) Plan (the Plan) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits of the Plan for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in Schedule H, line 4i, - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2017.
Lexington, Kentucky
May 31, 2019

Valvoline 401(k) Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
(in thousands)	2018	2017
Assets
Investments, at fair value	$349,094	$401,518
Receivables:
Participant contributions	577	570
Employer contributions	484	333
Notes receivable from participants	5,408	5,886
Securities receivable	469	—
Other receivables	—	5
Total assets	356,032	408,312

Liabilities
Accrued expenses	2	8
Securities payable	—	9,378
Total liabilities	2	9,386

Net assets available for benefits	$356,030	$398,926

See accompanying notes to financial statements.

Valvoline 401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2018

(in thousands)
Additions to net assets attributed to:
Contributions:
Participants	$12,250
Employer	12,723
Rollover	2,383
Total contributions	27,356
Investment income (loss):
Interest and dividend income	13,145
Net depreciation in fair value of investments	(50,468)
Total investment loss, net	(37,323)
Interest income on notes receivable from participants	282
Total additions, net	(9,685)

Deductions from net assets attributed to:
Benefits paid to participants	(23,830)
Administrative expenses	(41)
Total deductions	(23,871)

Transfers to other benefit plans:
Transfers from OCH International, Inc. 401(k) Plan	1,469
Transfers to U.S. qualified pension plan	(10,809)
Total transfers	(9,340)

Decrease in net assets	(42,896)

Net assets available for benefits
Beginning of year	398,926
End of year	$356,030

See accompanying notes to financial statements.

Valvoline 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE 1 – DESCRIPTION OF THE PLAN
General
The Valvoline 401(k) Plan (the “Plan”) is a contributory, defined contribution plan established on January 1, 2017 that covers substantially all eligible U.S. employees of Valvoline LLC (“Valvoline” or the “Company”). Employees in designated eligible groups may immediately enroll in the Plan, regardless of the amount of Company service. The Plan is designed to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code of 1986, as amended (“IRC”), and under section 404(c) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Certain participants are given the option to transfer amounts from the Plan to the Company’s U.S. qualified pension plan once they meet retirement age. These transfers are presented in Transfers to the U.S. qualified pension plan within the Statement of Changes in Net Assets Available for Benefits.
The Company acquired the business assets of OCH International, Inc.("Oil Can Henry's") in February 2016, and on July 1, 2018, the Plan was amended to receive the accounts and related assets from the Oil Can Henry's 401(k) Plan. These transfers are presented in Transfers from OCH International, Inc. 401(k) Plan within the Statement of Changes in Net Assets Available for Benefits.
Contributions and funding
All eligible employees of the Company may defer a portion of their eligible compensation by making contributions to the Plan. Participants may elect to contribute up to sixty-five percent of their eligible compensation, up to certain IRC limits. Annual tax-deferred contributions per participant for the 2018 Plan year were limited to $18,500.
Participants are eligible for employer matching contributions equal to 100% of their contributions, up to a maximum of four percent of eligible compensation (five percent for certain participants paid on an hourly basis). In addition, Valvoline contributes another four percent of eligible compensation as a basic retirement contribution to certain eligible employees.
The Plan also allows eligible employees, aged 50 and older to elect to make additional catch-up contributions, subject to IRC limits. Catch-up contribution amounts are not eligible for employer matching contributions. The annual limit on catch-up contributions was $6,000 in 2018.
Participants may direct their contributions, as well as employer matching contributions and basic retirement contributions (collectively, "employer contributions"), among various investment options, including market index funds, common collective trusts, a Company stock fund, and money market funds, including the Vanguard Target Retirement Trust Fund, which invests primarily in market index funds.
Vesting
Participants are immediately vested in employee and employer contributions plus actual earnings on these contributions, and upon termination of employment, participants are entitled to full distributions of these amounts.
Participant accounts
Employee and employer contributions are credited to the participant’s account. Investment fund earnings/losses are allocated to participant accounts based on the participant’s account balance and the earnings generated by the fund during the period it was owned by the participant. A participant is entitled to the participant’s account balance including allocated earnings/losses.

Employee Stock Ownership Plan
Under the terms of the Plan, the Valvoline Common Stock Fund is an employee stock ownership plan in accordance with IRC Section 4975(e)(7). As such, participants have the option to receive dividends on their shares of stock held in the Valvoline Common Stock Fund distributed in cash or reinvested within the Valvoline Common Stock Fund.
Notes receivable from participants
For periods prior to January 1, 2018, participants were permitted to hold up to two loans at any one time (only one loan may be held effective January 1, 2018). Participants may borrow up to a maximum of $50,000 or 50% of their account balance, whichever is less, reduced by the difference between the highest outstanding loan balance during the twelve months prior to the loan origination and the actual balance on the date of the loan origination. Participant loans are collateralized by the balance in the participant’s account and bear a monthly fixed interest rate based on the prime rate in effect on the last business day of the month prior to loan origination plus 1%. Annual interest rates on notes receivable as of December 31, 2018 range from 3.25% to 9.25%. The term of the loans may be up to five years; however, participants may make early payments, and there are certain loans which were transferred into the Plan under the terms of other benefit plans that continue to be repaid according to the terms of those original loans.
A loan origination fee and annual maintenance fees are deducted from the participant’s account. Principal and interest is paid ratably over the term and are allocated to the investment funds elected for current contributions. The notes receivable balance represents the unpaid principal balance plus accrued but unpaid interest. Upon default, participants are considered to have received a distribution.
Withdrawals and payments of benefits
There are certain restrictions on a participant’s right to withdraw contributions and any earnings thereon while actively employed by Valvoline based on the source and use of the funds and the participant’s age. Participants may withdraw balances upon reaching the age of 59½ or upon termination of employment.
Upon termination of employment, the participant receives a lump-sum amount equal to the value of their account if it is less than $1,000 (unless the participant chooses a direct rollover within 30 days). Terminated participants with an account value more than $1,000 may elect to receive a direct rollover to another tax-qualified plan or account, a lump-sum payment, periodic installment payments, or the participant may leave the benefits within the Plan until they reach the Plan’s retirement age. Upon the death of the participant, the participant’s beneficiary shall be eligible to receive a distribution of the participant’s account.
Plan termination
The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time, subject to the provisions set forth in ERISA.
Risks and uncertainties
The Plan provides for various investment options in securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the values of investment securities, participants’ account balances and the amounts reported in the financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment valuation and income recognition
The Plan’s investments are stated at fair value as disclosed in Note 3. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in Net depreciation in fair value of investments within the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of both the realized and unrealized gains and losses on those investments.
Payment of benefits
Distributions of benefits are recorded when paid.
Rollover contributions
Participants may elect to rollover balances from other benefit plans into the Plan, which are included in the Rollover caption within contributions in the Statement of Changes in Net Assets Available for Benefits.
Administrative expenses
The majority of costs and expenses of administering the Plan are paid by Valvoline, except loan origination and annual maintenance fees, short-term redemption fees and overnight charges, which are paid by participants. Investment management fees are paid to the investment managers from their respective funds.

NOTE 3 – FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. As part of the framework for measuring fair value, the accounting guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument’s fair value measurement. The three levels within the fair value hierarchy are described as follows:
Level 1 – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investments that are measured at fair value as of December 31:

	2018		2017
	Level 1	Total	Level 1	Total
Valvoline common stock fund
Money market fund	$179,117	$179,117	$27,922,314	$27,922,314
Valvoline common stock	64,437,280	64,437,280	84,454,305	84,454,305
Shares of registered investment companies	261,316,606	261,316,606	267,598,524	267,598,524
Total assets in the fair value hierarchy	325,933,003	325,933,003	379,975,143	379,975,143
Common collective trusts (a)	—	23,160,580	—	21,542,577
Investments, at fair value	$325,933,003	$349,093,583	$379,975,143	$401,517,720

(a) Common collective trusts that are measured at fair value using the net asset value (“NAV”) per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented as investments in the Statements of Net Assets Available for Benefits.
There were no Level 2 or 3 assets in 2018 and 2017.
The following is a description of the valuation methodologies used for investments measured at fair value:
Valvoline common stock fund
Certain assets of the Plan are invested in employer common stock through a unitized stock fund, which includes common stock of Valvoline and investments in a money market fund for liquidity purposes. Valvoline common stock is valued at the closing quoted market price of the underlying shares held by the Plan reported on the active market in which the securities are traded. Money market funds are stated at cost, which approximates fair value.
Shares of registered investment companies
Investments are valued at quoted market prices, which represent the NAV of shares held by the Plan. The NAV of the shares held by the Plan are based on the fair value of the underlying investments valued at the closing price reported in the active markets in which the individual securities are traded.
Common collective trusts
Investments are valued at the NAV of shares of a collective trust held by the Plan, the PIMCO Stable Value Fund. The NAV is based on the fair value of the underlying investments held by the fund, less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily, and redemptions directed by the Plan must be preceded by twelve months notice to the collective trust. The collective trust has no other significant redemption restrictions or unfunded commitments.

NOTE 4 – TRANSACTIONS WITH RELATED PARTIES
Related party transactions during the year primarily consisted of loans made to participants as disclosed in Note 1 and investments in Valvoline common stock. As of December 31, 2018 and 2017, the Plan held 3,330,092 and 3,370,084 shares, respectively, of Valvoline common stock, which had a fair value of $64,437,280 and $84,454,305, respectively. During 2018, the Plan received cash dividends on Valvoline common stock of $1,159,158.
Certain investments of the Plan are shares of registered investment companies managed by Fidelity Management Trust Company (“Fidelity”), who also acts as the trustee and recordkeeper of the Plan. Fees of $40,400 were paid by the Plan to Fidelity for investment management.
The Company also provides certain administrative and accounting services to the Plan for which it is not compensated. None of these related party transactions are prohibited transactions as defined under ERISA.
NOTE 5 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2018	2017
Net assets available for benefits per financial statements	$356,030,125	$398,925,723
Less certain deemed distributions of participant loans	(334,719)	(285,336)
Net assets available for benefits per Form 5500	$355,695,406	$398,640,387

The following is a reconciliation of the net asset depreciation per the financial statements to the Form 5500 for the year ended December 31, 2018:

Decrease in net assets per the financial statements	$(42,895,598)
Less certain deemed distributions of participant loans and related interest	(49,383)
Total decrease in net assets per Form 5500	$(42,944,981)

NOTE 6 – TAX STATUS OF THE PLAN
The Plan received a favorable tax determination letter from the Internal Revenue Service ("IRS") dated August 1, 2018, which states that the Plan is qualified under Section 401(a) of the IRC and therefore, the related trust is exempt from federal income taxes. Although the Plan that the IRS reviewed in issuing its most recent determination letter was since amended, the Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC to maintain its qualified status. Accordingly, income taxes are not provided for in the accompanying financial statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.

Valvoline 401(k) Plan
Employer Identification Number 30-0939371
Plan Number 002
Schedule H; Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
(a)	(b)	(c)	(d)	(e)
Identity of Issue		Description of Investment	Cost**	Current Value
Common Stock:
*	Valvoline Inc. Common Stock	Company Stock Fund		$64,437,280

Shares of Registered Investment Companies:
*	Fidelity Contra Fund K	Registered Investment Company		37,572,127
*	Fidelity International Discovery	Registered Investment Company		4,348,900
*	Fidelity Low Priced Stock Fund K	Registered Investment Company		15,561,822
	Self-directed brokerage accounts	Registered Investment Company		6,614,605
	Vanguard Institutional Index	Registered Investment Company		15,349,904
	Vanguard Total International STK AD	Registered Investment Company		3,730,920
	Vanguard Small Cap Index Instl	Registered Investment Company		10,089,565
	Vanguard Total Bond Market Instl	Registered Investment Company		9,584,248
	Vanguard Windsor II Adm	Registered Investment Company		8,994,655
	Vanguard Extended Market Idx Instl	Registered Investment Company		4,551,228
	Vanguard Inflation-Protected Secs Instl	Registered Investment Company		1,156,374
	Vanguard Target 2015	Registered Investment Company		4,445,484
	Vanguard Target 2020	Registered Investment Company		19,432,049
	Vanguard Target 2025	Registered Investment Company		27,722,352
	Vanguard Target 2030	Registered Investment Company		24,344,355
	Vanguard Target 2035	Registered Investment Company		22,865,481
	Vanguard Target 2040	Registered Investment Company		16,120,569
	Vanguard Target 2045	Registered Investment Company		10,411,918
	Vanguard Target 2050	Registered Investment Company		10,049,503
	Vanguard Target 2055	Registered Investment Company		4,237,523
	Vanguard Target 2060	Registered Investment Company		2,237,307
	Vanguard Target 2065	Registered Investment Company		151,741
	Vanguard Target Ret	Registered Investment Company		1,743,976
Total Shares of Registered Investment Companies				261,316,606

Common Collective Trusts:
	PIMCO Stable Value Fund	Common Collective Trust		23,160,580

Money Market Funds:
*	Fidelity Management Trust Company Institutional Cash Portfolio	Short-term Investment Fund		179,117

				$349,093,583

*	Notes receivable from participants	1-5 Years, interest 3.25% - 9.25%	$—	$5,407,954

* Indicates parties-in-interest to the Plan
** Cost information is not required for participant-directed investments, and therefore, is not presented

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALVOLINE 401(k) PLAN

Date:	May 31, 2019	/s/ Jason L. Thompson
Jason L. Thompson
Treasurer Chairperson of the Valvoline Inc. Retirement Committee

EXHIBIT INDEX

23.1 Consent of Blue & Co., LLC